

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

May 5, 2008

Via U.S. Mail

Mr. Dennis B. Tower, Chief Executive Officer
Foothills Resources, Inc.
4540 California Avenue, Suite 550
Bakersfield, California 93309

> **Re: Foothills Resources, Inc.
> Amendment No. 6 to Registration Statement on Form S-1
> Filed April 14, 2008
> File No. 333-137925**

Dear Mr. Tower:

These comments are in addition to the comments that we issued in our letter dated April 29, 2008. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed April 14, 2008

Website

1.   We note the statement "Reserve analysis indicates that the Grizzly Bluff Field
        could contain in excess of 100 BCF of from relatively shallow Pliocene
        reservoirs. Much of this gas is categorized as proved undeveloped. Additional in
        the range of 500 BCF to 1 trillion cubic feet ("TCF") of natural gas exists in the
        Grizzly Bear Prospect which is a deep exploratory prospect that underlies the
        shallow Grizzly Bluff Field." Please consider adding an explanation of the terms
        "natural gas recoverable reserves" and "significant upside potential" with a view
        toward describing the likelihood of economic recovery. In addition, please
        include the cautionary language below if you continue to make reference to
        hydrocarbon volumes other than proved reserves as defined in Section 4-10(a) of
        Regulation S-X:

        "Cautionary Note to U.S. Investors -- The United States Securities and Exchange
        Commission permits oil and gas companies, in their filings with the SEC, to
        disclose only proved reserves that a company has demonstrated by actual
        production or conclusive formation tests to be economically and legally
        producible under existing economic and operating conditions. We use certain
        terms on this web site, such as [identify the terms], that the SEC's guidelines
        strictly prohibit us from including in filings with the SEC. U.S. Investors are
        urged to consider closely the disclosure in our Form XX, File No. X-XXXX,
        available from us at [address at which investors can request the filing]. You can
        also obtain this form from the SEC by calling 1-800-SEC-0330."

General

2.   Page numbers referenced herein pertain to the redline copy of the amendment.

Business, page 63

Eel River Basin, page 65

3.   We note your statement, "After perforating the indicated gas-bearing zones in
        both the Vicenus 1-3 and GB 5 wells, we did not recover natural gas from either
        well." Please amend this to disclose the individual zones that were
        perforated/tested in these two wells.

4.   We note the drilling and completion activity on the Vicenus 1-3 and GB 5 wells.
        Please amend this to disclose the proved developed reserves attributed to these
        two wells and the proved undeveloped reserve volumes attributed to the Lower
        Anderson and Lower Rio Dell zones in the Fortuna field. This also applies to
        your proved reserves disclosure on page F-20.

<u>Texas, page 66</u>

5.   We note your references to producing rates such as, "The Texas oil fields are
        presently providing us with net production averaging an aggregate of
        approximately 560 barrels of oil and oil-equivalent gas per day." Please amend
        this and other similar producing rate statements to include the most recent date(s)
        that is applicable.

<u>Oil and Gas Reserves, page 69</u>

6.   Please furnish to us the third party engineering report, in hard copy and digital
        format, that you used as the basis for the year-end 2007 proved reserve
        disclosures.

<u>Net Quantities of Oil and Gas Produced, page 70</u>

7.   Please expand the table here to disclose the 10 line items separately for Texas and
        California.

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

        should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Winfrey
       K. Hiller
       C. Moncada-Terry